Exhibit 8.1

List of Subsidiaries

The following is a list of the significant subsidiaries of CEMEX, S.A.B. de C.V. as of December 31, 2007, including the name of each subsidiary and its country of incorporation:

CEMEX México, S.A. de C.V.	Mexico

CEMEX Concretos, S.A. de C.V.	Mexico

CEMEX España, S.A.	Spain

CEMEX UK Operations, Ltd.	United Kingdom

CEMEX Construction Materials, L.P.	United States (TX)